ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ 168 /2002

02042069

Finance Dept.
Tel. 0-2537-4512

02 JUN 24 AM 11:10

June 10 , 2002
President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: New Director
Attachment: Copy of Curriculum Vitae of Director

PTT Exploration and Production Public Company Limited (PTTEP) would like to report that the Board of Directors, at Meeting No.5/2545/197 held on May 28, 2002, elected Mr.Wisudhi Srisuphan as a new director of PTTEP. This election resolution took effect on June 6, 2002.

Yours sincerely,

Maroot Mrigadat
Senior Vice President, Operations Division
Acting President

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

dlw 6/26

Curriculum Vitae of Director
Mr. Wisudhi Srisuphan

Date of Birth	•	January 21, 1949
Education	•	B.E. Majoring in Civil Engineering, Chulalongkorn University
	•	LLB. (Second Class Honor), Ramkhamhaeng University
	•	M.E (C.E) Lamar University, Texas, U.S.A.
	•	M.A.A. (Business Economic), Thammasat University
	•	National Defence College (Class No. 38)
Work Experience		
1999- Present	•	Comptroller – General
1997-1999	•	Inspector-General
1996-1997	•	Deputy Comptroller-General, The Comptroller General's Department
1990-1996	•	Deputy Director-General, The Treasury Department
Other Activities	•	Director, PTT Co., Ltd.
	•	Chairman of the Board, The Government Housing Bank
Effective Date of Directorship		June 6, 2002